Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 of Siebert Financial Corp. (the “Company”) of our report dated May 10, 2024, relating to the consolidated financial statements of the Company as of and for the year ended December 31, 2023, which appears in the Company’s Annual Report on Form 10-K/A for the year ended December 31, 2024.

/s/ BAKER TILLY US, LLP
BAKER TILLY US, LLP

New York, New York

December 2, 2025

Baker Tilly Advisory Group, LP and Baker Tilly US, LLP, trading as Baker Tilly, are members of the global network of Baker Tilly International Ltd., the members of which are separate and independent legal entities. Baker Tilly US, LLP is a licensed CPA firm that provides assurance services to its clients. Baker Tilly Advisory Group, LP and its subsidiary entities provide tax and consulting services to their clients and are not licensed CPA firms.